Exhibit 99.1

Enerplus Announces 2017 Budget, Operational Update and Three-Year Production Outlook

CALGARY, Jan. 31, 2017 /CNW/ - Enerplus Corporation (TSX & NYSE: ERF) today announced its 2017 capital budget, an operational update, and a production outlook through 2019. Enerplus' 2017 capital budget is $450 million and is focused on generating strong returns on capital, maintaining the Company's balance sheet strength, and delivering profitable growth.

Highlights of the $450 million capital budget:

•	Company liquids production is expected to increase approximately 25% from the beginning of 2017 to the fourth quarter of 2017 driven by Enerplus' high rate-of-return North Dakota development, where total production is expected to grow by approximately 50% over the same period
•	Fourth quarter 2017 liquids production guidance is 45,000 – 50,000 barrels per day
•	Fourth quarter 2017 total production guidance is 92,000 – 97,000 BOE per day
•	2017 funds flow is expected to be approximately balanced with capital spending and dividend payments at US$55 per barrel WTI and US$3.00 per Mcf NYMEX

"Our 2017 budget is expected to drive robust liquids growth while maintaining our strong financial position," commented Ian C. Dundas, President & CEO. "This capital program is focused on our high quality North Dakota asset where we expect to continue to add shareholder value with our strong capital efficiencies and focus on returns. To support our capital program, we have increased our 2017 crude oil hedge position to approximately 60% of forecast volumes, net of royalties, and secured an estimated three quarters of our North Dakota capital costs including the majority of costs related to drilling, pumping and proppant supply."

2017 Capital Budget and Guidance

Enerplus has allocated approximately $330 million to its North Dakota development in 2017, which will fund a two rig drilling program and bring on-stream approximately 30 net wells. This allocation includes non-drilling/completion spending, as well as pre-spending on facilities in preparation for the 2018 capital program. Enerplus estimates that it has protected approximately 75% of its 2017 North Dakota capital program from cost escalation.

Approximately $60 million is allocated to the Canadian waterfloods in 2017, which will fund waterflood expansion, maintenance, and ongoing polymer projects.

Approximately $60 million is allocated to the Marcellus in 2017, which will fund drilling activity and bring on-stream approximately 6 net wells.

Annual 2017 production is expected to average between 86,000 – 90,000 BOE per day, with crude oil and natural gas liquids production expected to average between 40,000 – 43,000 barrels per day. Following a limited completions program in North Dakota in the fourth quarter of 2016, capital spending is forecast to begin to accelerate in the first half of 2017, driving strong liquids production growth in the back half of the year. Fourth quarter 2017 liquids production is targeted at 45,000 to 50,000 barrels per day.

Operating expenses in 2017 are projected to be modestly higher than 2016 levels as a result of the higher expected liquids weighting in the Company's 2017 production mix. Operating expenses are expected to average approximately $7.85 per BOE in 2017.

Cash G&A expenses in 2017 are expected to be flat to 2016 levels, averaging approximately $1.80 per BOE.

Transportation costs are expected to average $3.90 per BOE in 2017, an increase from 2016 transportation cost levels largely attributable to additional firm transportation commitments in the Marcellus that came into effect in August 2016 delivering to higher priced markets, lower production volumes due to the non-operated year-end 2016 divestment, and a weaker Canadian dollar projected versus 2016.

A summary of Enerplus' 2017 guidance is provided below.

2017 Guidance
Capital spending	$450 million
Average annual production	86,000 – 90,000 BOE/d
Q4 average production	92,000 – 97,000 BOE/d
Average annual crude oil and natural gas liquids production	40,000 – 43,000 bbl/d
Q4 average crude oil and natural gas liquids production	45,000 – 50,000 bbl/d
Average royalty and production tax rate	23%
Operating expense	$7.85 per BOE
Transportation expense	$3.90 per BOE
Cash G&A expense	$1.80 per BOE

2017 Differential/Basis Outlook(1)
U.S. Bakken crude oil differential (compared to WTI crude oil)	US$(6.00)/bbl
Marcellus basis (compared to NYMEX natural gas)	US$(0.90)/Mcf
(1) Before field transportation costs

Operational Update

Fourth quarter 2016 production averaged approximately 89,000 BOE per day, bringing annual average 2016 production to 93,100 BOE per day, in line with guidance of 93,000 BOE per day. Fourth quarter 2016 crude oil and natural gas liquids production averaged 41,500 barrels per day, bringing annual average 2016 liquids production to 43,300 barrels per day, towards the lower end of the guidance range of 43,000 to 44,000 barrels per day, reflecting severe weather in North Dakota in the fourth quarter.

As previously announced, Enerplus completed the sale of approximately 5,000 BOE per day of non-operated North Dakota production at the end of the fourth quarter of 2016, for cash consideration of US$292 million, before closing adjustments.

With completions activity in North Dakota scheduled to begin to ramp-up late in the first quarter of 2017, Enerplus expects first quarter production to be largely flat from the fourth quarter, after adjusting for the year- end divestment, following which production is expected to accelerate through the second half of 2017.

Three-Year Outlook

With Enerplus' strong capital efficiencies, reduced cost structure, and significant financial flexibility, the Company is well positioned to deliver profitable growth in the current commodity price environment.

Enerplus has a deep inventory of high quality drilling locations in North Dakota which is expected to drive strong crude oil production growth as the Company executes its development plan. Enerplus is targeting annual liquids production growth of approximately 20% per year through 2019. Over the same period, total company annual production growth is targeted at approximately 10% per year. This production growth is expected to be funded by internally generated cash flow based on commodity prices of US$55 per barrel WTI and US$3.00 per Mcf NYMEX.

Risk Management Update

Enerplus has added additional crude oil hedges to protect its capital plans. Crude oil properties are expected to continue to generate over three quarters of the Company's net operating income in 2017.  Using swaps and collar structures, Enerplus now has an average of 18,000 barrels per day of crude oil protected in 2017 (approximately 63% of forecast crude oil production net of royalties) and 11,500 barrels per day of crude oil protected in 2018.

Commodity Hedging Detail (As at January 30, 2017)
	WTI Crude Oil (US$/bbl)					NYMEX Natural Gas (US$/Mcf)
	Jan 1, 2017 – Jun 30, 2017	Jul 1, 2017 – Dec 31, 2017	Jan 1, 2018 – Dec 31, 2018	Jan 1, 2019 – Mar 31, 2019	Apr 1, 2019 – Dec 31, 2019	Jan 1, 2017 – Dec 31, 2017

Swaps
Sold Swaps	$53.50	$53.50	$53.73	$53.73	-	-
Volume (bbls/d or Mcf/d)	2,000	2,000	3,000	3,000	-	-

3 Way Producer Collars
Sold Puts	$38.94	$39.62	$42.91	-	$43.33	$2.06
Volume (bbls/d or Mcf/d)	14,000	18,000	8,500	-	3,000	50,000

Purchased Puts	$50.29	$50.61	$53.88	-	$54.25	$2.75
Volume (bbls/d or Mcf/d)	14,000	18,000	8,500	-	3,000	50,000

Sold Calls	$61.14	$60.33	$62.87	-	$64.90	$3.41
Volume (bbls/d or Mcf/d)	14,000	18,000	8,500	-	3,000	50,000

Presentation

An updated presentation will be posted to the Company's website at www.enerplus.com.

About Enerplus

Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Currency and Accounting Principles
All amounts in this news release are stated in Canadian dollars unless otherwise specified.

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information
Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with its Canadian peer companies, the summary results contained within this news release presents Enerplus' production and BOE measures on a before royalty company interest basis. All production volumes presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected 2017 total and fourth quarter 2017 average production volumes and the anticipated production mix; targeted 2019 production compound annual growth and Enerplus' expected source of funding thereof; the proportion of our anticipated oil and gas production that is hedged; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials and our commodity risk management programs; anticipated cash G&A, operating and transportation expenses; expected average royalty and production tax rate; and expected capital spending levels in 2017, its components and its impact on our production.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will conduct its operations and achieve results of operations as anticipated; that Enerplus' development plans will achieve the expected results; current commodity price and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of Enerplus' reserves and resources volumes; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements, and dividend payments as needed; availability of third party services; and the extent of its liabilities. In addition, our 2017 guidance contained in this news release is based on the following: a WTI price of US$55.00/bbl, a NYMEX price of US$3.00/Mcf, an AECO price of $2.75/GJ and a USD/CDN exchange rate of 1.35.  Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations, and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes, including future decline, in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from Enerplus' capital spending activities or production declines; curtailment of Enerplus' production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; Enerplus' inability to comply with covenants under its bank credit facility and senior notes; changes in estimates of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; failure to complete any anticipated acquisitions or divestitures; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in its AIF and Form 40-F at December 31, 2015).

NON-GAAP MEASURES

In this news release, we use the terms "funds flow" as a measure to analyze operating performance. "Funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures.  Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the term "funds flow" is a useful supplemental measure as it provides an indication of the results generated by Enerplus' principal business activities. However, this measure is not recognized by U.S. GAAP and does not have a standardized meaning prescribed by U.S.GAAP. Therefore, this measure, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of this measure to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about this measure, see disclosure under "Non-GAAP Measures" in Enerplus' Third Quarter 2016 MD&A.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

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For further information: Investor Relations, 1-800-319-6462, investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 06:00e 31-JAN-17